UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2004

CAMTEK LTD.

(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone

P.O. Box 544

Migdal Ha’Emek 23150

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.
Yes ☐                    No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the Registrant, dated May 12, 2004, announcing that an ex parte temporary injunction that had been issued against it by the District Court in Nazareth, Israel, was cancelled at the Registrant’s request shortly after it had been served on the Registrant.

SIGNATURE

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

By:	/s/ Rafi Amit
Rafi Amit
Chief Executive Officer

Dated:  May 12, 2004